06050643

SECURIT[illegible]ION

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SEC FILE NUMBER
8-18201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2005 (MM/DD/YY) AND ENDING [redacted]

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vail Securities Investment, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive
(No. and Street)

Vail, (City) Colorado (State) 81657 (Zip Code)

PROCESSED
NOV 30 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mervyn Lapin, President (970) – 476-5531
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMahan and Associates, LLC
(Name – *if individual, state last, first, middle name*)

100 West Beaver Creek Blvd, Suite 222, P.O. Box 5850 (Address) Avon, (City) Colorado (State) 81620 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
NOV 21 2006
WASH. DC 100 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mervyn Lapin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities Investment, Inc., as of July 31 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vail Securities Investment, Inc.
(A Colorado Corporation)
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2006

Computation of Basic Net Capital Requirements:	
Total ownership equity	909,957
Deduct: Non-allowable assets	(668,802)
Net capital	241,155
Aggregate indebtedness	16,890
Minimum net capital required (6-2/3% of aggregate indebtedness)	1,126
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	141,155
Excess net capital at 1,000%	239,466

Reconciliation of Net Capital to the net capital computation as reported on the Original Focus Part IIA:

There were no material differences betweeen the original reported net capital per the July 31, 2006 Focus Part IIA and the final audited Net Capital.

Net Capital reported an Original Focus Part IIA	241,155
Net Capital per final audited Net Capital	241,155